September 13, 2023

VIA EDGAR TRANSMISSION

Mr. Mark Cowan

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Mr. Cowan:

On August 18, 2023, the Registrant filed a preliminary proxy statement (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934 in connection with the Day Hagan Smart Value Fund (the “Fund”). In a telephone conversation on August 23, 2023, you provided comments to the Proxy Statement. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Unless otherwise indicated, capitalized terms used below have the meaning ascribed to them in the Proxy Statement.

Comment 1: The paragraph under the heading “YOUR VOTE IS IMPORTANT” in the Notice of Special Meeting of Shareholders states that shareholders can “call the number listed on your proxy card”, but no number is listed on the proxy card. Please confirm whether shareholders can vote by telephone.

Response: The Registrant has confirmed that shareholders will be able to vote by telephone and will update the proxy card with the relevant toll-free number.

Comment 2: Since the cover page indicates that the proxy is a “Preliminary Proxy Statement,” all relevant headings should also reflect “Preliminary Proxy Statement.”

Response: The Registrant undertakes to label all preliminary proxy statements as such in future filings.

Comment 3: Please add disclosure stating whether operating expenses are expected to remain the same below the fee table as required by Item 22(a)(3)(iv).

Response: The Registrant has amended its disclosures to state the following:

Mr. Mark Cowan
September 12, 2023

The table below reflects the management fee earned by the investment manager under each Management Agreement:

Management Fee Under the ~~Current~~  Existing Management Agreement	Management Fee Under the ~~New~~ Proposed Management Agreement
1.00%	0.75%

As a result, the operating expenses of the Fund under the Proposed Management Agreement are expected be lower than the Fund’s operating expenses under the Existing Management Agreement. The Proposed Manager has agreed to enter an expense limitation agreement with the Fund under similar terms as the Existing Manager’s expense limitation agreement with the Fund. The Proposed Manager will not be able to recoup any fees waived or expenses reimbursed by the Existing Manager.

Comment 4: Please confirm that, if the Proposal is approved by shareholders, the Fund will appropriately renamed.

Response: The Registrant confirms that should the Proposal be approved, the Fund will be renamed “Logix Smart Value Dividend Fund” and notes that an amendment to its Registration Statement pursuant to Rule 485(a) has been filed with the SEC.

Comment 5: In the first paragraph under the heading “Overview and Background” on page 3 of the Proxy, the Registrant states that “Day Hagan explained that the Proposed Manager’s greater operational and financial resources could attract more assets to the Fund and create economies of scale.” Was this a factor that was considered by the Board of Trustees? If so, consider whether it should be included in the Board’s considerations on pages 7 and 8.

Response: The Registrant respectfully declines to amend the summary of the Board’s evaluation of the Proposed Management Agreement. Although the notion that the Proposed Manager’s operational and financial resources could attract more assets to the Fund was advanced by Day Hagan, the Fund’s Existing Manager, it was not a representation made by the Proposed Manager at the Special Meeting.

Comment 6: In the sentence following the sentence referenced in Comment 5, please clarify that Messrs. Palmer, Herman and Goode will serve as the Fund’s new portfolio managers under the Proposed Management Agreement.

Response: The Registrant has amended its disclosures to state the following:

Mr. Mark Cowan
September 12, 2023

Under the Proposed Management Agreement, Jeffery Palmer, Robert Herman and Steven Goode will serve as portfolio managers to the Fund. Messrs. Palmer and Herman previously served as portfolio managers to the Fund from 2014-2021. If approved, Mr. Goode would be a new portfolio manager to the Fund.

Comment 7: The Fund’s advisor can recoup previously waived expenses. Is there any possibility that new advisor could recoup fees that were waived by the current advisor? If not, include disclosure that there will be no recoupment of previously waived fees after the effective date of Proposed Management Agreement.

Response: The Registrant refers to its response to Comment 3.

Comment 8: In the second paragraph under the heading “The Management Agreements,” if true, please clarify that the Existing Management Agreement will automatically terminate when the Proposed Management Agreement is effective.

Response: The Registrant has amended its disclosures to state the following:

Subject to shareholder approval, the Trust will enter into the Proposed Management Agreement with the Proposed Manager and the Existing Management Agreement will terminate upon the effectiveness of the Proposed Management Agreement. If the Proposed Management Agreement with the Proposed Manager is not approved by shareholders, the Existing Management Agreement with Day Hagan will continue while the Board and Day Hagan consider other options, including liquidation or a new or modified request for shareholder approval of a new investment management agreement.

Comment 9: Pursuant to Item 22(c)(1)(i), please disclose the date that the Existing Management Agreement was last submitted to a vote of the Fund’s shareholders, including the purposes of such submission.

Response: The Registrant has amended its disclosures to state the following:

The Board most recently renewed ~~approved~~ the Existing Management Agreement at a meeting held on August 14, 2023. The Existing Management Agreement was last submitted to a vote of the Fund’s shareholders on July 1, 2014 when the Fund’s initial shareholder approved it. The Existing Management Agreement will continue in effect if the Proposed Management Agreement is not approved. The effective date of the Proposed Management Agreement will be the date the Fund’s

Mr. Mark Cowan
September 12, 2023

shareholders approve the Proposed Management Agreement and will continue in effect for an initial period of two years.

Comment 10: Please confirm that the disclosure under the heading “Evaluation by the Board of Trustees” includes all factors adverse to the Proposal considered by the Board.

Response: The Registrant so confirms.

Comment 11: In the section under the heading “Evaluation by the Board of Trustees,” the Registrant notes that the Proposed Manager was a former sub-advisor to the Fund. Consider including that information in the “Overview and Background” section of the proxy.

Response: The Registrant notes that in the fourth paragraph under the heading “Overview and Background,” the Registrant already states that the Proposed Manager previously served as sub-advisor to the Fund from November 15, 2017 to October 8, 2021.

Comment 12: The section under the sub-heading “Performance” indicates that the Proposed Manager has a separately managed account with a similar strategy to the Fund. Please provide the disclosures required by Item 22(c)(10) and, to the extent applicable, by Item 22(c)(13).

Response: The Registrant has confirmed that there are no disclosures required by Item 22(c)(10) or Item 22(c)(13). The Proposed Manager has a separately managed account, but does not manage any other fund with a similar investment objective as the Fund. The Proposed Manager has no affiliated brokers.

Comment 13: Please revise the last paragraph under the section “Voting Securities and Voting” to reflect the effect of broker non-votes on the Proposal.

Response: The Registrant has amended its disclosures to state the following:

When a proxy is returned as an abstention, the shares represented by the proxy will be treated as present for purposes of determining a quorum and as votes against Proposal 1. In addition, under the rules of the New York Stock Exchange (“NYSE”), if a ~~NYSE-member~~ broker has not received instructions from beneficial owners or persons entitled to vote and the proposal to be voted upon may “affect substantially” a shareholder’s rights or privileges, the broker may not vote the shares as to that proposal even if it has discretionary voting power ("broker non-votes”).  In addition, the broker is not permitted to deliver a proxy with respect to such beneficial owner’s shares, and accordingly such shares will not count as present for quorum purposes or for purposes of §2(a)(42) of the 1940 Act. The NYSE considers Proposal 1 to be a non-routine matter that affects substantially a

Mr. Mark Cowan
September 12, 2023

shareholder’s rights or privileges. As a result, there should be no broker non-votes delivered to the Fund, and these shares will not be counted for purposes of a vote on Proposal 1, quorum or any other purposes ~~also will be treated as broker non-votes for purposes of Proposal 1 (but will not be treated as broker non-votes for other proposals, including adjournment of the special meeting)~~.

Comment 14: In the paragraph under the heading “Cost of Solicitation,” please confirm supplementally that all material terms of the proxy solicitor agreement are disclosed, or revise the disclosure as needed.

Response: The Registrant confirms that all material terms of the proxy solicitor agreement have been disclosed.

Comment 15: If applicable, disclose the relevant phone number on the Proxy Card for shareholders to submit their votes by phone.

Response: The Registrant refers to its response to Comment 1.

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser